SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              --------------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1)1


                          ADVANCED RADIO TELECOM CORP.
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                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
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                           (Title Class of Securities)


                                  00743 U 10 1
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                                 (CUSIP Number)

                             Timothy R. Graham, Esq.
                  Executive Vice President and General Counsel
                          WinStar Communications, Inc.
                      230 Park Avenue, New York, NY 10169
                                  212-584-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 2, 1998
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 4 Pages

--------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    00743U 10 1                           Page   2   of   4   Pages
          -----------------------                       -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WinStar Communications, Inc.
                  13-3585278
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                       (b)|_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                 00-See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                     |_|

                N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
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                            7        SOLE VOTING POWER

         NUMBER OF          --------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY                  3,313,864
         OWNED BY           --------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON            --------------------------------------------------
           WITH             10       SHARED DISPOSITIVE POWER

                                     3,313,864
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,313,864 - See Item 5
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.4%
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14        TYPE OF REPORTING PERSON*

                     CO
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                                Page 2 of 4 Pages

                                  SCHEDULE 13D


CUSIP No.    00743U 10 1                          Page   3   of   4   Pages
          -----------------------                       -----    -----

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WINSTAR LHC1 LLC
                  13-3585278
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                 00-See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

                 N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
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                              7        SOLE VOTING POWER

         NUMBER OF            ------------------------------------------------
          SHARES              8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          3,313,864
           EACH               ------------------------------------------------
         REPORTING            9       SOLE DISPOSITIVE POWER
          PERSON
           WITH               ------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                        3,313,864
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,313,864 - See Item 5
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.4%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                     OO
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                                Page 3 of 4 Pages

Item 1.   Security and Issuer.

     No Change.

Item 2.   Identity and Background.

     No Change.

Item 3.   Source and Amount of Funds or other Consideration.

     No Change.

Item 4.   Purpose of Transaction.

     No Change.

Item 5.   Interest in Securities of the Issuer.

     The following is added to Item 5, effective June 2, 1998:

     On June 2, 1998, the transactions  contemplated by the Agreement with James
J. Pinto with respect to 555,000 shares of common stock of Advanced Radio Telecom Corp. (the "Issuer") and the Agreement and Plan of Reorganization with Landover Holdings Corporation and Laurence S. Zimmerman with respect to 2,758,864 shares of common stock of the Issuer were consummated. As a result WinStar LHC1 LLC (the "LLC") is now the record owner and WinStar Communications, Inc. and the LLC are now the beneficial owners of an aggregate of 3,313,864 shares of common stock of the Issuer, representing approximately 12.4% of the outstanding shares of common stock of the Issuer (based, on information and belief, on 26,698,467 shares outstanding).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No Change.

Item 7.           Materials to be Filed as Exhibits.

     No Change.

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   June 3, 1998

                                      WINSTAR COMMUNICATIONS, INC.


                                           /s/ Timothy R. Graham
                                      By:___________________________________
                                         Timothy R. Graham
                                         Title:  Executive Vice President


                                      WINSTAR LHC1 LLC
                                      By:      WinStar Communications, Inc.,
                                               Member


                                           /s/ Timothy R. Graham
                                      By:___________________________________
                                         Timothy R. Graham
                                         Title:  Executive Vice President


                                Page 4 of 4 Pages